

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 7, 2009

Jon A. DeLuca
President and Chief Executive Officer
FiberNet Telecom Group, Inc.
220 West 42nd Street
New York, NY 10036

> **RE:** **FiberNet Telecom Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 17, 2009**
> **File No. 000-24661**

Dear Mr. DeLuca:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Term Sheet, page 1

The Merger Agreement, page 1

1.   So that shareholders may know the total amount of the merger consideration, when disclosing the consideration of $11.45 per share, please also disclose the aggregate dollar amount of the consideration paid.

Proposal #1: Proposal to Adopt the Merger Agreement, page 27

Background of the Merger, page 27

2.   In the first paragraph of this subsection, you state that FiberNet signed an
        engagement letter with Deutsche Bank Securities Inc. in April 2006 to serve as its
        financial advisor to assist in considering strategic alternatives. Please revise to
        clarify the circumstances leading to FiberNet's decision to engage an advisory
        firm to explore strategic alternatives. For example, was the engagement initiated
        at the request of management or the board? Also, disclose the terms of Deutsche
        Bank's engagement, including compensation.

3.   Please revise to provide an expanded discussion of the degree to which FiberNet's
        management and/or board of directors considered strategic alternatives presented
        by Deutsche Bank and why the alternatives were ultimately rejected. In this
        regard, we note that Deutsche Bank was hired in April 2006, yet initial
        discussions between FiberNet and Zayo Group were not held until almost three
        years later in March 2009.

4.   Please revise to disclose the circumstances leading to the initial discussions
        between FiberNet and Zayo.

5.   Please expand your discussion to describe whether and how the material terms of
        the merger agreement changed throughout the course of negotiations. Provide
        more insight into the negotiations that led to the ultimate amount and form of
        merger consideration. In this regard, we note that you state in the second
        paragraph on page 30 that the purchase price was "reduced to $11.45 per share"
        on May 15, 2009. This is only one example of a material term.

6.   In the third paragraph on page 28, you state that the board concluded that it was in
        the best interest of FiberNet and its stockholders to proceed with discussions with
        Zayo on an exclusive basis. Further, we note that this exclusivity arrangement
        was extended by the board on May 13, 2009. Please revise to provide more
        analysis as to the reasons why the board concluded that entering into an
        exclusivity arrangement with Zayo to the exclusion of other potential acquirors
        was in the best interest of stockholders. Also, revise to disclose the terms of the
        original exclusivity arrangement, as well as the terms of the extension.

7.   When discussing the meetings held between FiberNet and Zayo, please disclose
        the names and titles of the key individuals that were involved in such
        negotiations.

8.   In the penultimate paragraph of this subsection on page 31, you state that four
        potential acquirors ultimately executed confidentiality agreements with FiberNet.

While we note that one potential acquiror, RCN Corporation, submitted a non-binding proposal to acquire FiberNet for $12.50 per share, please revise to disclose what happened with the other three potential acquirors. For example, did any of these other potential acquirors submit non-binding proposals?

9.   We note that on June 16, 2009, RCN Corporation submitted a non-binding proposal to acquire FiberNet for $12.50 per share. Please update your disclosure to account for recent developments. Your expanded disclosure should provide a thorough analysis of the board's conclusion regarding this potential "superior proposal" and the reasons underlying the board's decision on June 16, 2009 to "reaffirm[] its recommendation in favor of the pending merger with Zayo Group, LLC," as disclosed in the 8-K filed by FiberNet on June 18, 2009.

Reasons for the Merger; Recommendation of Our Board of Directors, page 31

10.   Please revise to more thoroughly explain how the first two factors on page 31 supported the board's decision to declare the merger agreement advisable. For example, explain how the board's knowledge of FiberNet's "business, operations, financial condition, earnings and prospects" were considered in relation to the "certainty of realizing a fair cash value" for the stockholders.

11.   In the penultimate paragraph on page 32, you state that "to date such solicitation period has not resulted in any offers that our board of directors or our financial advisors have concluded to be superior proposals to the proposed merger with Zayo Group." Please revise in light of your disclosure that the board determined on June 16, 2009 that RCN Corporation's proposal was "reasonably likely to result in a superior proposal."

12.   We note the statement "…to date such solicitation period has not resulted in any offers that our board of directors or our financial advisors have concluded to be superior proposals to the proposed merger with Zayo Group." However, it does not appear that your financial advisors were asked to consider how the RCN proposal compared to the Zayo Group proposal. Please revise accordingly.

Opinions of Needham & Company, LLC

13.   Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Needham & Company, LLC in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

14.   We note the Selected Company Analysis prepared by Needham & Company, LLC. We further note that Needham & Company relied on forecasts prepared by

Jon A. DeLuca
FiberNet Telecom Group, Inc.
July 7, 2009
Page 4

> FiberNet management using a "budget" case and a "downside" case when preparing the Selected Company Analysis. Please revise your description of the Selected Company Analysis to disclose these financial projections. In this regard, we also note that the "budget" case was used by Needham & Company when calculating multiples related to the Selected Transaction Analysis.

15. Please revise to disclose whether Needham & Company considered, or the Board requested, performance of a discounted cash flow analysis in connection with the fairness opinion.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>via facsimile at (212) 728-9454</u>
        Matthew J. Rizzo
        (Willkie Farr & Gallagher LLP)